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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number     0-28666
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(Check One):
 Form 10-K and Form 10-KSB  X    Form 11-K      Form 20-F      Form 10-QSB
                           ---             ---            ---              ---
 Form N-SAR
            ---

         For period ended  April 30, 2000   .
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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    American Bio Media Corporation
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Address of principal executive office (street and number)       122 Smith Road
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City, state and zip code   Kinderhook, NY 12106
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                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date; X
                                                                              --
              and




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         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's internal accounting staff has encountered delays in finalizing the Registrant's financial statements on a timely basis due to problems in gathering certain supporting information from third parties. As a result, the Form 10-KSB for the period ended April 30, 2000 has not been completed and accordingly this notification is being filed.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         John F. Murray, Chief Financial Officer     (518)        758-8158
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         (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identity report(s).
                                                                Yes  X   No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes      No  X
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                                    SIGNATURE

                         AMERICAN BIO MEDICA CORPORATION
                         -------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 28, 2000               By: /s/ Stan Cipkowski
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                                       Stan Cipkowski, Chairman of the
                                       Board of Directors, President
                                       and Chief Executive Officer